FORM 6-K, BELMONT RESOURCES INC.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the nine months ended October 31, 1999.

BELMONT RESOURCES INC.
(Translation of Registrant's Name Into English)

SEC File Number: 000-29616

#1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X              Form 40-F
            ----                        ----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     X             No
       ---                ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.

BELMONT RESOURCES INC.

Nine months Ended October 31, 1999

Index

                                                                        Page No.
PART I  Financial Information                                               2

Item 1  Financial Statements

        Consolidated Balance Sheets October 31, 1999 and
         January 31, 1999                                                   2

        Statement of Operations and Deficit for three and nine
         months ended October 31, 1999 and October 31, 1998                 3

        Cash Flow for the three and nine months ended
         October 31, 1999 and October 31, 1998                              3


PART II    Supplementary Information for the Quarter ended
            October 31, 1999                                                4

Item 1     Deferred Exploration & Development Costs                         4

Item 2 ..  a) Securities Issued During the Quarter ended
              October 31, 1999                                              4

           b) Summary of Options Granted During the Quarter ended
              October 31, 1999                                              4

Item 3     a) Authorized and Issued Share Capital as at
              October 31, 1999                                              4

           b) Summary of Options, Warrants and Convertible Securities
              Outstanding as at October 31, 1999                            5

           c) Shares in Escrow or Subject to Pooling as at
              October 31, 1999                                              5

           d) List of Directors as at October 31, 1999                      5

PART III   Management Discussion for the Quarter ended October 31,
           1999 and up to the date of this Report                           5

Item 1     Nature of Business                                               5

Item 2     Use of Proceeds                                                  5

Item 3     Related Party Transactions                                       5

Item 4     Investor Relations Activities                                    5

Item 5     Significant Events & Transactions                                6

           a) Acquisitions & Dispositions                                   6
           b) Material Expenditures                                         6
           c) News Releases & Material Change Reports                       6
           d) Breaches of Corporate, Securities or other laws,
              or of an Issuer's Listing Agreement with the Vancouver
              Stock Exchange                                                6
           e) Regulatory Approval                                           6
           f) Working Capital                                               7
           g) General                                                       7

BELMONT RESOURCES INC.
---------------------

FINANCIAL INFORMATION

Attached are the Consolidated Financial Statements of Belmont Resources Inc. for the three and nine months ended October 31, 1999.

For further information, please contact:

Gary Musil
Secretary/Director

(604) 683-6648

email: gmusil@direct.ca
website: www.belmont-resources.com

Stock Symbols:

VSE ("BEO")
OTC B-B ("BEOVF")

-------------------------------------------------------------------

BELMONT RESOURCES INC.
CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

                                                      As at            As at
                                                   October 31,      January 31,
                                                         1999             1999
                                                 -------------     ------------
                                                 (UNAUDITED)

ASSETS

CURRENT ASSETS
    Cash and short-term investments                    $ 39,172      $  229,809
    Accounts receivable                                  13,682          17,436
    Marketable securities                             3,437,100       3,437,100
    Deferred income taxes                                     0               0
    Prepaid expenses                                      3,017           3,486
                                                      ---------       ---------
                                                      3,492,971       3,687,831

INVESTMENTS IN SECURITIES                             2,291,400       2,291,400
RESOURCE PROPERTIES                                   5,475,268       5,339,126
ADVANCES                                                 55,000          55,000
CAPITAL ASSETS                                          222,382         222,382
                                                     ----------      ----------
                                                    $11,537,021     $11,595,739
                                                     ----------      ----------
                                                     ----------      ----------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities            $69,866         $45,744
    Future income taxes                                 568,603         568,603
                                                     ----------      ----------
                                                        638,469         614,347
                                                     ----------      ----------

DUE TO SHAREHOLDERS                                           0             220
                                                     ----------      ----------
NON-CONTROLLING INTEREST                                  8,673           8,673
                                                     ----------      ----------
FUTURE INCOME TAXES                                     539,837         539,837
                                                     ----------      ----------

SHAREHOLDERS' EQUITY
    Share Capital                                    13,605,665      13,520,425
    Deficit                                          (3,255,623)     (3,087,763)
                                                     ----------      ----------
                                                     10,350,042      10,432,662
                                                     ----------      ----------
                                                    $11,537,021     $11,595,739

- -----------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN CANADIAN DOLLARS)

                                        Three months ended            Nine months ended
                                             October 31                  October 31
                                      1999            1998          1999            1998
                                    ---------      ---------      ---------      ---------
Expenses
   Operating                                0              0              0              0
   Corporate administration            57,796         59,429        169,646        179,321
                                    ---------      ---------      ---------      ---------
                                       57,796         59,429        169,646        179,321
                                    ---------      ---------      ---------      ---------

Earnings (loss) from operations       (57,796)       (59,429)      (169,646)      (179,321)
                                    ---------      ---------      ---------      ---------

Other income (expense)
   Interest and other income            1,369            938          1,786          9,985
   Loss on marketable securities            0              0              0              0
   Provision for decline in value
     of marketable securities               0              0              0              0
                                    ---------      ---------      ---------      ---------
                                        1,369            938          1,786          9,985
                                    ---------      ---------      ---------      ---------

Earnings (loss) before taxes          (56,427)       (58,491)      (167,860)      (169,336)
                                    ---------      ---------      ---------      ---------
Earnings (loss) for the period        (56,427)       (58,491)      (167,860)      (169,336)
                                    ---------      ---------      ---------      ---------
                                    ---------      ---------      ---------      ---------

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN CANADIAN DOLLARS)

                                        Three months ended            Nine months ended
                                             October 31                   October 31
                                      1999            1998          1999            1998
                                    ---------      ---------      ---------      ---------
Cash provided by (used in)
Operating activities
  Earnings (loss) for the period     $(56,427)      $(58,491)     $(167,860)     $(169,336)
  Items not affecting cash
    Depreciation and depletion                                            0              0
  Loss on marketable securities,
    net of tax provision                                                  0              0
  Provision for decline in value
    of marketable securities                                              0              0
  Deferred taxes                                                          0              0
  Other                                                                   0              0

Change in non-cash operating
     working capital
  Accounts receivable                   3,915            666          3,754         (6,805)
  Prepaid expenses                     (2,792)           (16)           469        (48,510)
  Accounts payable                     13,626          5,821         24,122        (27,867)
                                    ---------      ---------      ---------      ---------
 Net cash provided by (used in)
  operating activities                (36,094)       (52,020)      (139,515)      (252,518)

Investing activities
   Mining property expenditures       (14,519)        (1,648)      (136,142)       (16,804)
   Oil & gas project expenditures           0       (143,300)             0       (265,556)
                                    ---------      ---------      ---------      ----------
Net cash used in
 investing activities                 (14,519)      (144,948)      (136,142)      (282,360)
                                    ---------      ---------      ---------      ----------

Financing activities
   Issue of capital stock, net              0         75,600         85,240        193,200
   Other                                 (220)             0           (220)
                                    ---------      ---------      ---------      ---------
Net cash provided by financing
 activities                              (220)        75,600         85,020        193,200
                                    ---------      ---------      ---------      ---------

Increase (decrease) in cash and
   short-term investments             (50,833)      (121,368)      (190,637)      (341,678)
Cash and short-term investments
   at beginning of period              90,005        417,213        229,809        637,523
                                    ---------      ---------      ---------      ---------

Cash and short-term investments
   at end of period                   $39,172       $295,845        $39,172       $295,845
                                    ---------      ---------      ---------      ---------
                                    ---------      ---------      ---------      ---------

PART II  SUPPLEMENTARY INFORMATION FOR THE QUARTER ENDED OCTOBER 31, 1999

1) DEFERRED EXPLORATION & DEVELOPMENT COSTS AND RELATED PARTY TRANSACTIONS DURING THE QUARTER ENDED OCTOBER 31, 1999 AND CURRENT FISCAL YEAR-TO-DATE:

Deferred exploration & development - Costs are related to work on the Pezinok gold/antimony mineral property, the Lac Rocher nickle/cobalt property, and the Golden Loon platinum property, which the Company is currently reviewing.

Related Party Transactions - See Schedule C - Management Discussion.



2)  a) SECURITIES ISSUED DURING THE QUARTER ENDED OCTOBER 31, 1999:

Date of     Type of                            No. of            Price      Total         Type of
Issue       Security    Type of Issue          Shares Issued     Share      Proceeds      Consideration
--------    --------    -----------------      -------------     ------     --------      -------------
                                                   NIL


b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED OCTOBER 31, 1999:

Date Granted     No. of Shares    Director or Employee    Exercise     Expiry Date
                                                           Price
------------     -------------    --------------------    --------   ---------------
Sept. 17/99        75,000          Vojtech Agyagos          $0.32     Sept. 17, 2001
Sept. 17/99       425,000          Nicolo Bellanca          $0.32     Sept. 17, 2001
Sept. 17/99       150,000          Gary Musil               $0.32     Sept. 17, 2001
Sept. 17/99       100,000          Kenneth B. Liebscher     $0.32     Sept. 17, 2001
Sept. 17/99       100,000          Peter E. Serck           $0.32     Sept. 17, 2001


3)  a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT OCTOBER 31, 1999:

   The Company has authorized share capital of 50,000,000 common shares with no par value.

   The Company has issued and allotted shares of its capital stock totalling 19,764,012.

b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT OCTOBER 31, 1999:

Security         Number      Exercise Price      Expiry Date
--------         -------     ---------------     ------------
*Options(1)         5,000          $0.56          August 6, 1999
*Options(2)       889,000          $0.32          February 24, 2000
Options           850,000          #0.32          September 17, 2001

*(1) Options expired unexercised   (2) Option price amended to $0.32

c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT OCTOBER 31, 1999:

-     Common shares in escrow - NIL


d) LIST OF DIRECTORS AS AT OCTOBER 31, 1999:


          Vojtech Agyagos          President/Director
          Gary Musil               Secretary/Director
          Kenneth B. Liebscher     Director
          Peter P.H. John          Director
          Nicolo Bellanca          Director
          Peter E. Serck           Director

PART III MANAGEMENT DISCUSSION

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report and in the Registration Statement Form 20 F/R filed by the Company with the Securities and Exchange Commission.

All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Belmont Resources Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Belmont expectations are disclosed under the heading "Risk Factors" and elsewhere in Belmont documents filed from time to time with the Vancouver Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.


REVIEW OF OPERATIONS IN THE QUARTER ENDED OCTOBER 31, 1999 AND UP TO THE DATE OF THIS REPORT:

1) Nature of Business:

At the Pezinok II mining concession the Company is inviting joint venture partners to fund further metallurgical testing work, partners who have financial resources and expertise, with the Company retaining an interest in the project.

With low gold prices causing major gold mine closures, management felt it wise to pursue other exploration activity such as oil and gas. In March 1998 the Company entered into an agreement to acquire the rights to explore for oil and gas in a 209,950-acre concession area in eastern Slovakia, and subsequently sold its interest to EuroGas Inc.

In March 1999 the Company acquired a mineral property in the Lac Rocher area of Quebec where a recent nickle/cobalt discovery was announced.

2) Use of Proceeds:

During the quarter the Company received nil through the exercise of incentive stock options.

3) Related Party Transactions:

During  the quarter (year to date) transactions took place with related parties:

(i) Management fees totalling $13,500 ($40,500) were accrued/paid to an officer/director.

(ii) The Company incurred $14,140 ($42,540) in office administrative services with a company controlled by a director.

(iii) Office rent totalling $4,500 ($13,500) was paid to a company managed by a director.

4) Investor Relations Activities:

There were no new investor relation's activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases to the media, interested shareholders, investors, and brokers. No investor relation's arrangements or contracts were entered into during the quarter.

5) Significant Events & Transactions:

(a)  Acquisitions & Dispositions:

See section (c) following - January 20, March 8 and March 16, and December 16, 1999 news releases.

(b)  Material Expenditures:

The major increases were: Wages & Administrative services $49,306 in 1999 ($43,458 in 1998). These were mainly due to costs incurred in preparation of the 20-F filing with the U.S. Securities and Exchange Commission (the "SEC") and the year-end audited financials. Overall operating costs decreased 5.4% ($9,675) less than 1998. The Company incurred $266,000 in costs relating to the acquisition of the Maseva Gas interest in a 209,950 acre concession area in eastern Slovakia during the first three quarters last year, however nil during 1999 as the interest has since been sold to EuroGas, Inc. The Company did incur approx. $114,150 in costs (shares issued, property cash payments and report preparation) related to the acquisition of the Lac Rocher area prospect during the first half of 1999.

(c)  News Releases & Material Change Reports:

January 20, 1999 - The Company announced the closing of the sale of its 90% ownership in Maseva Gas s.r.o. to EuroGas, Inc. (OTC-EUGS). Belmont has received
2.5 million shares of EuroGas, Inc. along with a 2-year warrant to purchase a further 2.5 million shares of EuroGas, Inc. at $2.50 USD per share.

Belmont commissioned an evaluation report by Geological Exploration and Environmental Research Services Ltd. ("GEOMEGA") of Budapest, Hungary coordinated by Dr. Frerenc Horvath. This report indicated a large potential reserve south of the Trebisov area where EuroGas has already successfully drilled and also west of the Ptruksa Field. GEOMEGA recommended that a 3D seismic survey be completed over 360 Km2 of the concession. This extensive report has been turned over to EuroGas.

Belmont will retain a 22.5% working interest in the 849.7 Km2 (209,950-acre) concession area of Eastern Slovakia. In addition, EuroGas will also bear the costs of drilling the first two new wells on the concession at no cost to Belmont.

March 8, 1999 - The Company has entered into an option agreement with Mike Lavoie to acquire a 100% interest in a Lac Rocher area prospect. The agreement provides for payments of $30,000 and $25,000 (paid) and the issuance of 100,000 shares (paid) in two tranches. The prospect property is also subject to a 2% NSR. A finder's fee in cash and shares was paid.

The prospect property consists of 67 contiguous claims (1072 hectares - 4.14 sq. miles) bordering a major geological contact of gneissic rocks (south) and the volcanics (north) of the "Troilus volcano sedimentary belt". Major mining companies such as Falconbridge Limited and Noranda Inc. have now joined the staking rush in the area. The Belmont property is located approximately 10 Km NE of the Nuinsco discovery and is adjacent to claims staked by Falconbridge.

March 16, 1999 - The Company announced that it has entered into an agreement with MONTORO RESOURCES INC. ("MNQ".V), whereby Montoro has an option to earn a 50 percent interest in all 67 mineral claims acquired by Belmont in the Lac Rocher area of northwestern Quebec. In order to earn its interest Montoro must pay $30,000 (remains outstanding) over two months, the issuance of 50,000 shares (received) upon regulatory approval and incur a minimum $35,000 of exploration expenditures by September 30, 1999 (remains outstanding).

December 16, 1999 - The Company reported that it has entered into an Initial Agreement with McCallan Oil & Gas GesmbH of Austria ("McCallan"), a wholly owned subsidiary of Sierra International Group, Inc.
Sierra recently acquired 100% of McCallan, an Austrian oil and gas concern with its headquarters in London, UK.

Sierra/McCallan grants Belmont an option to acquire a 25% interest in EnviGeo Trade s.r.o. (a private Slovakian Company, owned 90% by McCallan). EnviGeo owns a 2478.9 square km oil and gas exploration license known as the Prieskumne Uzemie Medzilaborce ("PUM") located in northeastern Slovakia. A 'Geological Overview and Petroleum Prospect Evaluation' of the concession area has recently been completed by Geomega Ltd. of Hungary (Dr. Ferenc Horvath, Project Coordinator and Associates). Based on the available geological data from Slovakia and some relevant information from the neighbouring Polish Carpathians, Geomega concluded that very good hydrocarbon prospects exist in the concession block.

The terms of the agreement are: (a) the payment by Belmont to EnviGeo (on behalf of Sierra/McCallan) of Cdn $100,000 which shall be a refundable deposit, and (b) the payment by Belmont to Sierra/McCallan of an additional CDN $400,000 within 90 days, subject to Belmont completing a due diligence assessment of PUM.

Further terms will be detailed in a definitive agreement and released upon completion.

Belmont is an International Resource Company that controls a gold/antimony property and has a working interest with EuroGas, Inc. on another oil/gas concession in the Slovak Republic. Belmont is also currently reviewing an oil prospect in Texas and a platinum property in British Columbia.

For a discussion of the contingencies and uncertainties to which information respecting future events is subject, see Belmont's 1999 annual report on Form 20F and other SEC reports.

(a)     Breaches of corporate, securities or other laws, or of an Issuer's
listing agreement with the Vancouver Stock Exchange:     None

(b)     Regulatory Approval:

(i) The Company engaged an U.S. legal firm to assist in preparing its annual 20-F filing with the SEC to maintain its fully reporting company status. This was completed August 3/99 and filed electronically through EDGAR. Copies can be obtained from the Company upon request or can be reviewed on the SEC website at www.sec.gov in the EDGAR Archives.

(ii) On September 30, 1999 the Company received acceptance from the Vancouver Stock Exchange for filing the options as proposed on September 17/99.


(c)     Working Capital:

Quarter ending working capital is in excess of $2,854,000 not including the Investment is Securities relating to the value of EuroGas securities that will be available for resale after year-end. The Company is actively pursuing and negotiating other acquisitions in Eastern Europe.


(d)     General:

(i) The Company has completed the transaction with EuroGas, Inc. ("EUGS") and has received 2,500,000 shares of EUGS.

(ii) On July 21, 1999 the Company completed its AGM and received approval for all matters presented at the meeting.


(iii)     Uncertainty Due to the Year 2000 Issue:

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 are 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure, which could affect a Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company has been evaluating the potential impact of Year 2000 issues on its operations and taking appropriate action to ensure uninterrupted operations into the year 2000 and beyond. Year 2000 issues primarily affect the technology used by the Company in the management of internal financial data in business applications. All internal business systems use purchased software that is Year 2000 compliant with any required upgrades to be completed by November 1999. In some situations, Year 2000 risk has been assessed as a result of third party relationships, particularly in relation to electronic communication with news disseminators. In these instances the Company is communicating with the vendors to ensure that no interruptions will occur that will affect the operations of the Company.


(iv)     On October 13, 1999 the Company provided the SEC and EUGS with Form 144
- Notice of Proposed Sale of Securities relating to the sale of 870,000 EUGS shares.





SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Belmont Resources Inc.
 -------------------------------
 (Registrant)

Date     Jan. 10, 2000
        -------------------------


By        /s/  Gary  Musil
------------------------------
Secretary/Director